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                              July 14, 2023

       Barry Sloane
       Chief Executive Officer
       NewtekOne, Inc.
       4800 T Rex Avenue, Suite 120
       Boca Raton, FL 33431

                                                        Re: NewtekOne, Inc.
                                                            Supplemental
Correspondence
                                                            Submitted July 6,
2023
                                                            File No. 333-269452

       Dear Barry Sloane:

             We have reviewed your supplemental correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence submitted on July 6, 2023

       General

   1. Your response does not provide the staff with sufficient support for your conclusion that you did not meet the
definition of an investment company under the Investment Company
                                                        Act (the    Act   )
subsequent to your withdrawal of the election to be regulated as a business development company (a
  BDC   ). Please update your risk disclosure to indicate that the staff may disagree with
your conclusions that (i) loans held by you and your subsidiaries are not securities as
defined in the Act and that (ii) you did not meet the definition of an investment company
under section 3 of the Act subsequent to your withdrawal of the election to be
regulated as a BDC.

                                                        Alternatively, please
supplementally provide additional detail regarding what the
 Barry Sloane
NewtekOne, Inc.
July 14, 2023
Page 2
      receivables between NSBF, you, and your affiliates relate to. In addition, please provide your detailed legal analysis regarding why such obligations of related parties to pay NSBF should not be viewed as a note or evidence of indebtedness as referenced in section
      2(a)(36) of the Act, including why your description of these as ordinary course
      intercompany transactions    affects your analysis under the Act. Please
cite to relevant
      legal authority under the Act. In this regard, we note that the    PWC
Viewpoint    you have
      cited describes the terminology that can be used for these intercompany payables and receivables; please describe its relevance to your conclusion that amounts due from related parties are not securities as defined in the Act.

      Finally, to the extent that disclosure is updated to indicate that you may be able to rely on
      Rule 3a-2, please supplementally respond to comment 5 from our letter dated June 2,
      2023, including by providing complete analysis regarding when the one-year period commenced pursuant to Rule 3a-2(b). In this regard, we note that Rule 3a-2(b) could operate to foreclose the possibility of your reliance on the rule subsequent to your withdrawal of the election to be regulated as a BDC, to the extent that, for example, NSBF
      owned   on a date more than one year prior to the withdrawal of such
      election   investment securities having a value exceeding 40% of the
value of such
      issuer   s total assets (exclusive of Government securities and cash items) on an
      unconsolidated basis.
        You may contact William Schroeder at (202) 551-3294 or Ben Phippen at
(202) 551-
3697 if you have questions regarding comments on the financial statements and related matters.
Please contact Madeleine Mateo at (202) 551-3465 or Tonya K. Aldave at (202) 551- 3601 with any other questions.



                                                            Sincerely,
FirstName LastNameBarry Sloane
                                                            Division of
Corporation Finance
Comapany NameNewtekOne, Inc.
                                                            Office of Finance
July 14, 2023 Page 2
cc:       Jared Fishman, Esq.
FirstName LastName